Blast Energy Services, Inc.

February 7, 2006

VIA EDGAR
Securities and Exchange Commission
One Station Place
100 F Street NE
Washington, D.C. 20549
Attention: Division of Corporation Finance

Re: Blast Energy Services, Inc.
Registration Statement on Form SB-2
Filed October 24, 2006.
File No. 333-138176

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Blast Energy Services, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form SB-2, File No. 333-138176 (the “Registration Statement”). The Company may undertake a subsequent private offering under Rule 155(c) of the Securities Act or other applicable exemptions from the registration requirements of the Securities Act.

The Company believes that withdrawal of the Registration Statement is consistent with the public interests and the protection of investors as mandated by Rule 477(a). No offers or sales of the Company’s common stock have been made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact me at
(281) 453-2881. Thank you for your time in this matter.

Sincerely,

/s/ John O’Keefe
Name: John O’Keefe
Title: Chief Financial Officer

cc: Mr. Roger H. Schwall
      Ms. Donna Levy